Exhibit 99.1

3M AND HIMAX ANNOUNCE STRATEGIC ALLIANCE
3M and Himax Combine Proprietary Technologies Creating Innovative Miniature Projectors

ST.PAUL, Minn., January 6, 2008 / Tainan, Taiwan, January 7, 2008 – 3M (NYSE: MMM), one of the world’s leading companies in optics technology, and Himax Technologies, Inc. (“Himax”; NASDAQ: HIMX), one of the leading semiconductor solution providers for flat panel displays, announce a strategic alliance to commercialize LCOS mobile projectors by combining their proprietary technologies to deliver a complete mobile projection solution to consumer electronics manufacturers.

Together, 3M and Himax offer a mobile projection total solution with the prerequisite size, efficiency, image quality, and affordability for integration into a wide range of consumer mobile devices.  3M developed, and is providing, a miniature LED projection engine that incorporates the single-panel color filter type LCOS module of Himax Display, Inc. (a subsidiary of Himax). In addition, Himax provides a complete set of driving circuit and related electronics.

Mike Kelly, executive vice president, 3M Display and Graphics Business, commented, “we believe that embedding projectors into mobile devices is the future, and we are pleased to announce our alliance with Himax.  Himax provides a unique color filter LCOS that, when coupled with 3M’s proprietary optics, delivers excellent image quality in an ultra-compact package.”

Jordan Wu, president and chief executive officer of Himax, added, “we are excited to announce our relationship with 3M, which we believe will help expedite time to market for customers using our combined technologies. Himax’s proprietary single-panel color filter type LCOS panel, coupled with 3M’s unique optical technology, enables the best mobile projector solution. We expect to see the solution adopted by numerous customers in applications such as mobile phones, digital cameras and portable multimedia players.”

3M is demonstrating the complete mobile projection system, including the Himax LCOS microdisplay and related electronics, in the Advanced Display Technologies Zone, booth 25727 and 25627, at the Consumer Electronics Show (CES) in Las Vegas, January 7-10, 2008.

About 3M – A Global, Diversified Technology Company
Every day, 3M people find new ways to make amazing things happen. Wherever they are, whatever they do, the company’s customers know they can rely on 3M to help their lives better. 3M’s brand include Scotch, Post-It, Scotchgard, Thinsulate, Scotch-Brite, Filtrete, Command and Vikuiti. The people of 3M use their expertise, technologies and global strength to lead in major markets including consumer and office; display and graphics; electronics and telecommunications; safety, security and protection services; health care; industrial and transportation. For more information, including the latest product and technology news, visit www.3M.com.

3M, Scotch, Post-It, Scotchgard, Thinsulate, Scotch-Brite, Filtrete, Command and Vikuiti  are trademarks on 3M.

Contacts:

3M	Hunter Public Relations
Katherine Hagmeier, 651-575-4368	Toby Nelson, 206-709-9592
klhagmeier@mmm.com	tnelson@hunterpr.com

About Himax Technologies
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include television semiconductor solutions, as well as LCOS products  Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko / Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw jessie_wang@himax.com.tw	In the U.S. David Pasquale The Ruth Group +1-646-536-7006 dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.